SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2001, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

   THE PROCTER & GAMBLE PROFIT SHARING TRUST AND EMPLOYEE STOCK OWNERSHIP PLAN

                       Financial Statements for the Years
                          Ended June 30, 2001 and 2000
                           and Supplemental Schedules
                         for the Year Ended June 30,2001
                                       and
                          Independent Auditors' Report

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN



TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits, June 30, 2001 and 2000     2

   Statements of Changes in Net Assets Available for Benefits for
     the Years Ended June 30, 2001 and 2000                                    3

   Notes to Financial Statements for the Years Ended June 30, 2001 and 2000    4

SUPPLEMENTAL SCHEDULES:

   Schedule of Assets Held for Investment, Schedule H, Part IV, Line 4i
     of Form 5500, June 30, 2001                                              15

   Schedule of Reportable Transactions, Schedule H, Part IV, Line 4j
     of Form 5500, for the Year Ended June 30, 2001                           16

SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required:

   Assets Acquired and Disposed Within the Plan Year

   Party-In-Interest Transactions

   Obligations In Default

   Leases In Default

INDEPENDENT AUDITORS' REPORT


The Policy Committee of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan and The Trustees of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan
(Plan) as of June 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.



September 7, 2001

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2001 and 2000
-------------------------------------------------------------------------------------------------------------

                                                                                   2001               2000
                                                                                   ----               ----
INVESTMENTS, AT FAIR VALUE:
  Short-term investments, plus accrued interest                            $    54,669,505    $    41,219,992
  Money market funds                                                           222,257,974        212,425,641
  The Procter & Gamble Company common stock -
     79,113,403 shares (cost $1,909,679,878) at June 30, 2001;
     88,210,651 shares (cost $2,023,520,638) at June 30, 2000;               5,047,435,111      5,050,059,770
  The Procter & Gamble Company ESOP Convertible
    Class A Preferred Stock:
     Series A - 54,219,605 shares (cost $745,521,346) at June 30, 2001;
        55,925,072 shares (cost $768,972,865) at June 30, 2000               3,459,210,799      3,201,710,372
     Series B - 36,604,836 shares (cost $956,118,886) at June 30, 2001;
      37,084,836 shares (cost $968,656,445) at June 30, 2000                 2,335,388,537      2,123,106,861
    Mutual funds                                                               396,222,034        219,097,659
    Deferred annuities                                                             132,410            143,058
    Loans to participants                                                       48,345,681         55,687,129
                                                                           ---------------    ---------------
           Total investments                                                11,563,662,051     10,903,450,482
                                                                           ---------------    ---------------
ACCOUNTS RECEIVABLE:
  Contribution from The Procter & Gamble Company                               271,709,026            998,359
  Dividends receivable (Preferred Stock)                                        16,382,000         16,841,000
                                                                           ---------------    ---------------
           Total accounts receivable                                           288,091,026         17,839,359
                                                                           ---------------    ---------------
           Total assets                                                     11,851,753,077     10,921,289,841
                                                                           ---------------    ---------------
LIABILITIES:
  Interest payable on notes and debentures                                      56,351,839         57,826,064
  Note payable to The Procter & Gamble Company
    (Series A Preferred Stock)                                                  67,600,000         23,600,000
  Notes payable (Series A Preferred Stock)                                     305,911,868        392,333,833
  Debentures (Series B Preferred Stock)                                      1,000,000,000      1,000,000,000
                                                                           ---------------    ---------------
           Total liabilities                                                 1,429,863,707      1,473,759,897
                                                                           ---------------    ---------------

NET ASSETS AVAILABLE FOR BENEFITS                                          $10,421,889,370    $ 9,447,529,944
                                                                           ===============    ===============
The accompanying notes are an integral part of these statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
--------------------------------------------------------------------------------------------------------------
                                                                                 2001               2000
                                                                                 ----               ----
ADDITIONS:
  Investment income (loss):
    Net appreciation (depreciation) in fair value of investments           $ 1,211,045,041    $(5,731,954,162)
    Dividends                                                                  271,246,366        269,187,152
    Interest on investments                                                     14,194,308         18,948,623
    Interest on loans to participants                                            4,977,604          5,276,323
                                                                           ---------------    ---------------
        Total investment income (loss)                                       1,501,463,319     (5,438,542,064)
                                                                           ---------------    ---------------
  Contributions by The Procter & Gamble Company
   (Net of forfeitures of $124,852 in 2001 and
     $267,893 in 2000)                                                         321,039,540        110,683,533
  Employee automatic salary contributions                                           -              58,983,698
  Employee contributions                                                        40,080,272         29,871,970
                                                                           ---------------    ---------------
        Total contributions                                                    361,119,812        199,539,201
                                                                           ---------------    ---------------
           Total changes                                                     1,862,583,131     (5,239,002,863)
                                                                           ---------------    ---------------

DEDUCTIONS:
  Distributions to participants:
    The Procter & Gamble Company common stock -
      5,685,491 shares (cost $110,971,247) in 2001;
      10,374,956 shares (cost $185,717,518) in 2000;                          (376,142,333)      (923,902,997)
    Cash                                                                      (270,425,550)      (557,549,167)
    Mutual funds                                                                  (126,097)           -
    Deferred annuities                                                              -                 (25,000)
  Automatic dividends paid to participants                                     (83,971,959)       (58,983,698)
  Interest expense                                                            (125,120,160)      (134,816,533)
                                                                           ----------------   ---------------
      Total deductions                                                        (855,786,099)    (1,675,277,395)
                                                                           ----------------   ---------------
TRANSFERS TO THE PROCTER & GAMBLE
  RETIREE BENEFIT TRUST                                                        (32,437,606)       (36,315,069)
                                                                           ----------------   ---------------
NET INCREASE (DECREASE) IN NET ASSETS                                          974,359,426     (6,950,595,327)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                          9,447,529,944     16,398,125,271
                                                                           ---------------    ---------------
  End of year                                                              $10,421,889,370    $ 9,447,529,944
                                                                           ===============    ===============

The accompanying notes are an integral part of these statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      GENERAL - The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (Plan) is a defined contribution plan covering substantially all domestic employees of The Procter & Gamble Company and certain of its subsidiaries (Company). Effective July 1, 2000 and January 1, 2001, employees of Recovery Engineering, Inc. and IAMS, respectively, are eligible to participate in the Plan. The Plan is comprised of two trusts, the Retirement Trust (RT) and the Employee Stock Ownership Trust
      (ESOT). These financial statements include the RT and the ESOT. The Plan is funded through both Company and employee contributions. Effective July 1, 1998 and November 1, 1998, the Board of Directors of the Company approved the mergers of The P&G/Noxell Transitional Profit Sharing Trust (Noxell) and the Sundor Brands Profit Sharing Plan, respectively, into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan document should be referred to for the complete text of the Plan agreement.

      The ESOT was established by resolution of the Board of Directors of the Company on January 10, 1989. During March 1989, the ESOT borrowed $1,000,000,000 (see Note 7) and, with the proceeds from such borrowings, purchased 9,090,909 shares of The Procter & Gamble Company Series A ESOP Convertible Class A Preferred Stock (Series A Preferred Stock) (see Note
      5). The number of shares initially issued increased to 72,727,272 as a result of the two-for-one stock splits effective October 20, 1989, May 15, 1992, and August 22, 1997. As a means of extending the benefits of the ESOP to participants over a longer period, the ESOT entered into a term loan agreement with the Company under which outstanding borrowings were $67,600,000 and $23,600,000 as of June 30, 2001 and 2000, respectively
      (see Note 7). These shares of Series A Preferred Stock are utilized to fund a portion of the Company's annual profit sharing contribution to the Plan.

      In May 1990, the Company's Board of Directors authorized an amendment to the Plan to establish a separate account in accordance with Section 401(h) of the Internal Revenue Code to fund a portion of the Company's postretirement obligation for retired Plan participants satisfying certain requirements specified in the Plan agreement. This amendment became effective July 1, 1990. During November 1990, the ESOT borrowed $1,000,000,000 (see Note 8) and with the proceeds from such borrowings, purchased 9,571,209 shares of The Procter & Gamble Company Series B ESOP Convertible Class A Preferred Stock (Series B Preferred Stock) (see Note
      6). The number of outstanding shares increased to 38,284,836 as a result of the two-for-one stock splits effective May 15, 1992 and August 22, 1997. In June 1993 these shares were exchanged for an equal number of shares with identical terms, except for amended restrictions on transfer (see Note 6). These shares are available to fund postretirement benefits and may not be used for profit sharing purposes, except as permitted under certain provisions in the Plan document.

      At June 30, 2001 and 2000, the net assets available to the ESOT to satisfy a portion of the postretirement benefits were $1,333,829,932 and $1,122,282,872, respectively. The related postretirement obligations are not a component of this Plan's obligations but are included in the financial statements of a separate health and welfare plan sponsored by the Company.

The balances in the investments and liabilities held in the ESOT related to Series A and
B Preferred Stock and other are summarized as follows for the years ended June 30, 2001 and 2000.

                                                                             June 30, 2001
                                                  ---------------------------------------------------------------------
                                                      SERIES A            SERIES B          OTHER             TOTAL
Short-term investments, plus accrued interest     $    13,926,001     $   38,217,395     $              $   52,143,396
Common stock                                                                                135,256            135,256
Loans to participants                                                                       854,154            854,154
Series A Preferred Stock                            3,459,210,799                                        3,459,210,799
Series B Preferred Stock                                               2,335,388,537                     2,335,388,537
                                                   --------------     --------------     ----------     --------------
        Total investments                           3,473,136,800      2,373,605,932        989,410      5,847,732,142

Dividends receivable                                    9,358,000          7,024,000                        16,382,000
                                                   --------------     --------------     ----------     --------------
        Total assets                                3,482,494,800      2,380,629,932        989,410      5,864,114,142
                                                   --------------     --------------     ----------     --------------

Interest payable on notes and debentures               (9,551,839)       (46,800,000)                      (56,351,839)
Note payable to The Procter & Gamble Company
  (Series A Preferred Stock)                          (67,600,000)                                         (67,600,000)
Notes payable (Series A Preferred Stock)             (305,911,868)                                        (305,911,868)
Debentures (Series B Preferred Stock)                                 (1,000,000,000)                   (1,000,000,000)
                                                   --------------     --------------     ----------     --------------
        Total liabilities                            (383,063,707)    (1,046,800,000)                   (1,429,863,707)
                                                   --------------     --------------     ----------     --------------
ESOT net assets                                    $3,099,431,093     $1,333,829,932     $  989,410     $4,434,250,435
                                                   ==============     ==============     ==========     ==============

                                                                       June 30, 2000
                                                   -----------------------------------------------------
                                                      SERIES A            SERIES B          TOTAL

Short-term investments, plus accrued interest      $       10,200     $   38,860,011     $   38,870,011
Common stock
Loans to participants
Series A Preferred Stock                            3,201,710,371                         3,201,710,372
Series B Preferred Stock                                               2,123,106,861      2,123,106,861
                                                   --------------     --------------     --------------
       Total investments                            3,201,720,572      2,161,966,872      5,363,687,444
                                                   --------------     --------------     --------------

Dividends receiveable                                   9,725,000          7,116,000         16,841,000
                                                   --------------     --------------     --------------
       Total assets                                 3,211,445,572      2,169,082,872      5,380,528,444
                                                   --------------     --------------     --------------

Interest payable on notes and debentures              (11,026,064)       (46,800,000)       (57,826,064)
Note payable to The Procter & Gamble Company
  (Series A Preferred Stock)                          (23,600,000)                          (23,600,000)
Notes payable (Series A Preferred Stock)             (392,333,833)                         (392,333,822)
Debentures (Series B. Preferred Stock)                                (1,000,000,000)
                                                   --------------     --------------     --------------
       Total liabilities                             (426,959,897)    (1,046,800,000)    (1,473,759,897)
                                                   --------------     --------------     --------------
ESOT net assets                                    $2,784,485,675     $1,122,282,872     $3,906,768,547
                                                   ==============     ==============     ==============

      The activity in the investments and liabilities held in the ESOT related to Series
      A and B Preferred Stock and other are summarized as follows for the years ended
      June 30, 2001 and 2000.

                                                            SERIES A           SERIES B            OTHER            TOTAL

ESOT net assets June 30, 1999                            4,667,949,638      2,345,075,330                       7,013,024,968
Net depreciation in fair value of investments           (1,788,156,238)    (1,186,099,683)                     (2,974,255,921)
Interest on investments and dividends                       74,514,780         77,802,294                         152,317,074
Contributions by The Procter & Gamble Company               93,984,942         15,420,000                         109,404,942
Interest expense                                           (41,216,533)       (93,600,000)                       (134,816,533)
Distributions to participants - cash                        (5,418,048)                 -                          (5,418,048)
Net transfers among trusts                                (217,172,866)       (36,315,069)                       (253,487,935)
                                                       ---------------    ---------------      ----------     _--------------
ESOT net assets June 30, 2000                            2,784,485,675      1,122,282,872                       3,906,768,547
Net appreciation (depreciation) in fair value of
   investment                                              370,048,957        244,719,283          (5,804)        614,762,436
Interest on investments and dividends                       78,275,502         76,866,383             521         155,142,406
Interest on loans to participants                                                                  38,329              38,329
Contributions by The Procter & Gamble Company               33,062,000         15,999,000                          49,061,000
Interest expense                                           (31,520,160)       (93,600,000)                       (125,120,160)
Automatic dividends paid to participants                   (17,532,647)                                           (17,532,647)
Distributions to participants - cash                        (4,841,571)                                            (4,841,571)
Net transfers among trusts                                (112,546,663)       (32,437,606)        956,364        (144,027,905)
                                                       ---------------    ---------------      ----------     ---------------
ESOT net assets June 30, 2001                          $ 3,099,431,093    $ 1,333,829,932      $  989,410     $ 4,434,250,435
                                                       ===============    ===============      ==========     ===============


      PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with the allocation of Company contributions (see Note 9), his or her employee contributions (see Note 10) and Plan earnings. All such participant accounts are maintained in the RT. Company contributions are allocated based on participant base earnings and Plan credit years, as defined in the Plan document. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

      Prior to July 1, 2000, a participant could choose to receive directly some or all of the quarterly dividends earned on the shares of Company common stock within his or her account in cash. Additionally, the Plan paid quarterly dividends earned on the shares of Company common stock held within a participant's account, as elected by each participant, directly to the participant (automatic dividends). Because the automatic dividends paid to the participant correspond with the amount of the automatic salary contribution by the participant, the amount of automatic dividends paid is subject to IRS limitations. A portion of a participant's pre-tax compensation was deferred and contributed to their Plan account to offset the automatic dividends (automatic salary contribution). All automatic salary contributions to the Plan were invested in Company common stock.

      Effective July 1, 2000, dividends earned on the shares of Company common stock within a participant's account will automatically be distributed to the participant as part of his or her compensation, subject to IRS limitations. Dividends earned on the shares of Company preferred stock within a participant's account will automatically be distributed to the participant as part of his or her compensation, subject to IRS limitations and will only ocurr to non-highly compensated participants. Any dividend not distributed to a participant will be reinvested in the Plan. At the same time the dividend is distributed, the Company will reduce the participant's wages by the amount of the dividend. The Company will then allocate a discretionary contribution consisting of Series A Preferred Stock to the participant's account that is equal to the amount of the dividend. The discretionary contribution will be used to prepay debt on the Plan's note payable (Series A Preferred Stock), resulting in the release of Series A Preferred Stock equal to the aggregate dividend.

      Vested participants may allocate the portion of the annual Company contribution received in cash between the money market fund, short-term investments, JP Morgan bond fund, and common stock of the Company. In addition, certain participants retain investments in group deferred annuities; however, contributions and transfers to this fund are no longer permitted. Effective July 1, 2000, employee contributions and account balances of vested participants that have reached the age of fifty may be allocated to the investment options that were previously only available to Retirement Plus participants as well as to the investments options previously described. A description of the investment options is as follows:

         COMMON STOCK FUND - A fund investing in shares of Company common stock.

         DEFERRED ANNUITIES FUND - A fund investing in guaranteed investment contracts with various insurance companies.

         MONEY MARKET FUND AND SHORT-TERM INVESTMENTS - Funds investing in commercial paper, short-term U.S. Government securities and various short-term bank funds.

         JP MORGAN BOND FUND - The prospectus indicates that this fund invests in a broad diversity of publicly traded and privately placed bonds.

      Effective July 1, 2001, the Plan has added the JP Morgan International Equity Fund and the JP Morgan Small Company Fund as investment options to participants. In addition to the previously described changes effective July 1, 2000, the Retirement Plus feature allows a retiree or a vested former employee with account balances equal to or greater than $3,500 to maintain some or all of his or her funds in the Plan. If a participant chooses the Retirement Plus option, he or she must maintain at least 50% (40% effective July 1, 2000) of his or her account balance invested in Company common stock. Also, all common and Series A Preferred Stock dividends are paid in cash to the participant. A participant may elect to distribute all or a portion of his or her account balance at anytime in accordance with the Plan document. Each participant's account is credited with an allocation of Plan earnings. In addition to the investment options described previously for vested participants, this feature also offers the following investment options:

         JP MORGAN U.S. LARGE COMPANY STOCK FUND - The prospectus indicates that this fund invests in equity securities of approximately 300 domestic, large company stocks.

         JP MORGAN PRE-MIXED FUND A - The prospectus indicates that this fund invests in money market instruments (50%), bonds (30%), U.S. large company stocks (10%), international stocks (6%) and U.S. small company stocks (4%).

         JP MORGAN PRE-MIXED FUND B - The prospectus indicates that this fund invests in bonds (40%), U.S. large company stocks (25%), international stocks (15%), U.S. small company stocks (10%) and money market instruments (10%).

         JP MORGAN PRE-MIXED FUND C - The prospectus indicates that this fund invests in U.S. large company stocks (40%), international stocks (24%), U.S. small company stocks (16%), money market instruments (10%) and bonds (10%).

      Effective with the merger of Noxell into the Plan, the former Noxell participants could retain their balances in the Discretionary Contribution Fund and American Express Trust Income Fund investment options. Effective July 1, 1998, all contributions to these funds were discontinued. Effective March 19, 2001, the assets of the Discretionary Contribution Fund were liquidated and reallocated to the investment options available under the Plan. Former Noxell participants may transfer balances from the American Express Trust Income Fund into any of the other investment options offered by the Plan, as described above. Descriptions of the American Express Trust Income Fund is as follows:

         AMERICAN EXPRESS TRUST INCOME FUND - The prospectus indicates that this fund invests in guaranteed investment contracts with varying maturities, sizes and yields.

      VESTING - A participant is fully vested in employee contributions and automatic salary contributions plus actual earnings thereon in his or her account regardless of years of service. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is fully vested in Company contributions plus actual earnings thereon in his or her account after five years of service, but with the Company's additional preferred contributions, the participant is immediately 100% vested.

      PAYMENT OF BENEFITS - Retired or terminated employees may maintain their accounts within the Plan until reaching the federal mandatory distribution age (70 1/2). Upon election of a distribution, a vested participant may elect to receive (1) all or a partial amount in cash, securities and annuities in his or her account or (2) an annuity purchased for the value of his or her account. In addition to the above alternatives, a retired vested participant electing a distribution may also elect to receive annual distributions of cash and securities in his or her account on a pro-rata basis not to exceed the lesser of 20 years or the participant's life expectancy. Effective July 1, 2000, active participants are permitted to receive annual in-service withdrawals up to 2% of their account balance.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, provided that the Company's $300 million guarantee described in footnote nine is satisfied, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their entire accounts and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

      LOAN PROVISION - The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan agreement and at an interest rate equal to the prime rate plus 1%. Loans are repayable through payroll deductions of principal and interest over a maximum term of 60 months (120 months if the loan is to purchase a primary residence). Effective March 19, 2001, participants may take loans against Convertible Class A Preferred Stock.

      FORFEITURES - Participants who terminate service prior to vesting forfeit their account balance. The Company applies forfeited amounts against the annual contribution.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements are prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. Fair value of the Company common stock is determined by composite trading prices on the New York Stock Exchange. The Company's common stock, included in the Plan's statements of net assets, is recorded at $63.80 and $57.25 per share as of June 30, 2001 and 2000, respectively. Fair value of Series A and Series B Preferred Stock is determined as the greater of the fair value of the Company's common stock as defined in the Plan agreement or $13.75 (Series A) and $26.12 (Series
      B) per share (see Notes 5 and 6). The Series A and Series B Preferred Stock, included in the Plan's statements of net assets, is recorded at $63.80 and $57.25 per share as of June 30, 2001 and 2000, respectively. Deferred annuities are recorded at contract value, which approximates fair value. Mutual funds (funds) are valued by the fund managers, J.P. Morgan Investment Management, Inc. and Barclays Global Investors, based upon the fair values of the funds' underlying investments. Loans to participants are valued at the unpaid principal balance. The cost of securities sold, transferred or distributed is determined by the weighted average cost of securities allocated to the participant's account.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      EXPENSES OF THE PLAN - All administrative expenses of the Plan are paid by the Company, provided however, that investment expenses shall be paid by the Plan to the extent that such expenses are not paid by the Company. Any such expenses paid by the Plan are netted with investment income on the financial statements and approximated $1,467,000 and $1,072,000 in 2001 and 2000, respectively.

      ACCOUNTING POLICIES - On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The adoption of this standard did not have a material effect on the Plan's financial statements.

3.    INCOME TAX STATUS

      The Plan is intended to qualify under the Internal Revenue Code (`IRC") as exempt from Federal income taxes. The Plan received a favorable determination letter from the IRS dated November 14, 2000, in which the IRS stated the Plan was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the IRC.

4.    PARTY-IN-INTEREST INVESTMENTS AND TRANSACTIONS

      The Company is a party-in-interest, as defined by ERISA. During the Plan years ended June 30, 2001 and 2000, borrowings outstanding under the term loan agreement (see Note 7) between the Company and the ESOT were $67,600,000 and $23,600,000, respectively. This transaction qualifies as a party-in-interest transaction; however, the plan administrator has not identified any prohibited party-in-interest investments or transactions during the years ended June 30, 2001 and 2000.

5.    SERIES A PREFERRED STOCK

      CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS - The Series A Preferred Stock is convertible by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series A Preferred Stock subject to the conditions described herein. Additionally, in order to make a distribution to a participant, the Series A Preferred Stock can be "put" to the Company at its liquidation value plus accrued dividends. Hence, upon distribution, participants will receive $13.75 per share of Series A Preferred Stock plus accrued dividends, or one share of the Company's common stock, whichever has a higher value. Participants must receive distributions of cash or common stock upon election of a distribution from the Plan. Participants age 55 to 59 may also elect to convert up to 25% of their shares of Series A Preferred Stock to alternative investments which are held by the RT. This conversion option increases to 50% at age 60. The fair value of the Company's common stock as of June 30, 2001 and 2000 was $63.80 and $57.25, respectively, per share. During 2001 and 2000, respectively, 1,705,467 and 2,417,107 shares of Series A Preferred Stock were converted into shares of Company common stock and the former Series A Preferred Stock was retired.

      ELIGIBILITY - All participants are eligible for allocation of Series A Preferred Stock.

      DIVIDEND RIGHTS - In 2001 and 2000, annual dividends of $1.40 and $1.28 per share were paid quarterly at $0.35 and $0.32 per share, respectively. In the event that dividends have not been paid when due, payment or declaration of dividends on securities subordinated to the Series A Preferred Stock generally is not permitted.

      CALL PROVISIONS - The Series A Preferred Stock may be called at certain premium amounts as described in the Company's amended articles of incorporation.

      VOTING RIGHTS - Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

      RESTRICTIONS ON TRANSFER - The ESOT or another employee benefit plan of the Company are the only permissible holders of the Series A Preferred Stock. Upon transfer to any other holder, shares automatically convert to shares of the Company's common stock.

      ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS - Shares of the Series A Preferred Stock are released for allocation to participant accounts in accordance with the Plan agreement as the borrowings are repaid (see Note
      7). In 2001 and 2000, 2,554,087 and 6,009,754 shares of Series A Preferred Stock valued at $167,014,812 and $342,800,203, respectively, were released for allocation to participant accounts, of which $63,334,406 and $313,219,537, respectively, was used to fund a portion of the annual profit sharing contribution and $103,680,406 and $29,580,666 respectively, was used to fund annual dividends on allocated shares. At June 30, 2001 and 2000, respectively, 19,761,084 and 22,315,171 shares of Series A Preferred Stock were unallocated.

6.    SERIES B PREFERRED STOCK

      CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS - The Series B Preferred Stock is convertible at any time by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series B Preferred Stock. Additionally, in order to make a distribution to a participant for retiree medical expenses, the Series B Preferred Stock can be "put" to the Company at its liquidation price plus accrued dividends. Hence, upon distribution, participants will receive $26.12 per share of Series B Preferred Stock plus accrued dividends, or one share of the Company's common stock, whichever has a higher value. The fair value of the Company's common stock as of June 30, 2001 and 2000 was $63.80 and $57.25, respectively, per share. During 2001 and 2000, respectively, 480,000 and 400,000 shares of Series B Preferred Stock were converted to Company common stock and the former Series B Preferred Stock was retired. The proceeds from the conversion of shares were transferred to The Procter & Gamble Retiree Benefit Trust to fund postretirement benefits.

      ELIGIBILITY - Active participants who are eligible to retire from the Company and all participants who have retired under the terms of the Plan are eligible for allocation of Series B Preferred Stock. Additionally, former participants that have retired from the Company and are currently participating in a Company sponsored retiree healthcare plan are also eligible for allocation of Series B Preferred Stock.

      DIVIDEND RIGHTS - Annual dividends of $2.06 per share are paid quarterly at $0.515 per share. In the event that dividends have not been paid when due, payment or declaration of dividends on securities subordinated to the Series B Preferred Stock generally is not permitted.

      CALL PROVISIONS - The Series B Preferred Stock may be called at certain premium amounts as described in the Company's amended articles of incorporation.

      VOTING RIGHTS - Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

      RESTRICTIONS ON TRANSFER - Effective June 29, 1993, all shares of the Series B Preferred Stock were exchanged for an equal number of shares of Series B Preferred Stock with amended restrictions on transfer. Terms were amended to lift the transfer restrictions and to provide the Company with the right of first refusal on the purchase of Series B Preferred Stock. In prior years, the ESOT or another employee benefit plan of the Company were the only permissible holders of the Series B Preferred Stock. Upon transfer to any other holder, shares automatically converted to shares of the Company's common stock.

      ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS - Shares of the Series B Preferred Stock will be released for straight line allocation to eligible participant retiree health care fund accounts in accordance with the Plan agreement as interest and/or principal are paid (see Note 8). In each of 2001 and 2000, 1,086,592 shares of Series B Preferred Stock valued at $69,100,272 and $59,039,594, respectively, were released for allocation to participant accounts. At June 30, 2001 and 2000, respectively, 27,337,424 and 28,424,016 shares of Series B Preferred Stock were unallocated.

7.    NOTES PAYABLE (SERIES A PREFERRED STOCK)

      Notes payable consist of the following at June 30:

Interest                                            Principal
 Rates   Series      Maturity Date             2001             2000
8.33%   Series K     September 3, 2000                     $ 42,329,471
8.33%   Series K     March 3, 2001                           44,092,494
8.33%   Series K     September 3, 2001     $ 45,928,946      45,928,946
8.33%   Series K     March 3, 2002           47,841,887      47,841,887
8.33%   Series K     September 3, 2002       49,834,501      49,834,501
8.33%   Series K     March 3, 2003           51,910,108      51,910,108
8.33%   Series K     September 3, 2003       54,072,164      54,072,164
8.33%   Series K     March 3, 2004           56,324,262      56,324,262
                                           ------------    ------------
Total                                      $305,911,868    $392,333,833
                                           ============    ============

      These notes are guaranteed by the Company. Repayment of principal and interest is funded through annual contributions by the Company and dividends received on the Series A Preferred Stock. Interest on the notes is payable semiannually on September 3 and March 3.

      On March 3, 1999, the ESOT entered into a term loan agreement ("loan") with the Company under which it could borrow a total principal amount up to $365,500,000. Under the terms of the loan agreement, the Plan elected to make a prepayment of $88,500,000 during 2000 that was applied against the unpaid loan balance. The Plan, which borrowed $44,000,000 during 2001, may borrow a total principal amount up to $277,000,000. Principal borrowings allowed for the years ended June 30, 2002 through 2004 are as follows: 2002 - $57,000,000; 2003 - $69,600,000; 2004 - $82,800,000.
      Mandatory semiannual repayments of principal and interest commence on September 3, 2004 and will be funded through annual contributions by the Company and dividends received on the Series A Preferred Stock. The loan bears an interest rate of 6% and borrowings as of June 30, 2001 and 2000 were $67,600,000 and $23,600,000, respectively.

      The fair value of the total outstanding notes payable is estimated based on current rates for debt of the same remaining maturities and approximated $293,655,000 and $336,537,000, respectively, at June 30, 2001 and 2000.

8.    DEBENTURES (SERIES B PREFERRED STOCK)

      The debentures bear interest at a rate of 9.36% and are due on January 1, 2021. Mandatory sinking fund payments are required beginning July 1, 2006 and are payable semiannually thereafter. Interest is payable semiannually on July 1 and January 1. The debentures are guaranteed by the Company. Repayment of principal and interest is to be funded through annual contributions by the Company and dividends received on the Series B Preferred Stock. The fair value of the debentures is estimated based on current rates for debt of the same remaining maturities and approximated $1,222,600,000 and $1,173,000,000, respectively, at June 30, 2001 and
      2000.

9.    COMPANY CONTRIBUTION

      Annual credits to participants' accounts are based on individual base salary and years of service not exceeding 15% of total compensation of Plan participants as defined in the Plan agreement. The Company's contribution is reduced by the value of Series A Preferred Stock released and available for allocation to ESOT participant accounts in accordance with terms specified in the Plan agreement (see Note 5). The Company also funds a portion of principal and interest payments on the notes payable and debentures through contributions to the ESOT (see Notes 7 and 8). Beginning in 1997 and subsequently modified in 1999, the Company's cash contribution is guaranteed up to $300 million above and beyond the benefit funded by the shares released by the ESOT as specified in the Plan document.

      Beginning July 1, 1997, the Company granted one share of Company common stock to all new employees who become participants in the Plan. The additional share was credited to each participant's account. The amount contributed to these shares is reported as contributions from the Company in the Plan's financial statements. Effective July 1, 2000 new Plan participants no longer receive one share of Company common stock.

      Company contributions to the Plan for the years ended June 30 are as follows:
                                                2001                 2000

Contribution for debt service               $ 49,061,000         $109,404,942
Contribution for Annual Fund Credit          271,978,540              998,359
Contribution for one-share program                                    280,232
                                            ------------         ------------
Total                                       $321,039,540         $110,683,533
                                            ============         ============


10.   EMPLOYEE CONTRIBUTIONS

      In addition to the participant automatic salary contribution (see Note 1), a participant may also elect to contribute up to 25% of pre-tax compensation, as defined by the Plan. Contributions are subject to IRS limitations.

11.   INVESTMENTS

      The Plan's investments (at fair value) consist of the following at June
      30. Investments that represent five percent or more of the Plan's net assets are separately identified.


                                           2001                    2000

Common stock (A):
    The Procter & Gamble Company        $ 5,047,435,111         $ 5,050,059,770
Preferred stocks:
  The Procter & Gamble Company ESOP
    Convertible Class A:
    Series A                              3,459,210,799           3,201,710,372
    Series B                              2,335,388,537           2,123,106,861
Other investments                           721,627,604             528,573,479
                                        ---------------         ---------------
Total                                   $11,563,662,051         $10,903,450,482
                                        ===============         ===============

(A) Represents nonparticipant-directed investments under the guidance of SOP 99-3.


      For the years ended June 30, 2001 and 2000, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) as follows:

                                                              2001              2000

Net appreciation (depreciation) in fair value of:
  Procter & Gamble common stock                         $   613,596,525     (2,760,326,016)
  Procter & Gamble Series A preferred stock                 370,047,676     (1,788,156,238)
  Procter & Gamble Series B preferred stock                 244,719,283     (1,186,099,683)
  Mutual funds                                              (17,318,443)         2,627,775
                                                        ---------------    ---------------
Total                                                   $ 1,211,045,041    $(5,731,954,162)
                                                        ===============    ===============

12.   NONPARTICIPANT-DIRECTED INVESTMENTS

      The Procter & Gamble Common Stock Fund is considered to be nonparticipant-directed under the guidance of SOP 99-3 because Retirement Plus participants are required to maintain at least 40% (50% prior to July 1, 2000) of their account balances in Company common stock.

      The significant components of the changes in net assets of The Procter & Gamble Common Stock Fund as of June 30 are as follows:


                                              2001                    2000

  Net assets - Common Stock Fund        $ 5,047,435,111         $ 5,050,059,770
                                        ===============         ===============

      The significant components of the changes in net asssets of the Common Stock Fund consist of the following for the years ended June 30, 2001 and 2000:

                                                              2001                 2000

  Net appreciation (depreciation) in fair value         $  613,595,244        $(2,760,326,016)
  Dividends                                                117,472,456            118,491,515
  Contributions                                             21,958,390            107,026,334
  Distributions to participants                           (466,823,283)        (1,050,947,977)
  Net interfund transfers                                 (433,952,274)          (360,184,331)
  Transfers from ESOT                                      145,124,808            253,487,935
                                                        --------------        ---------------
             Total changes in net assets                    (2,624,659)        (3,692,452,540)

  Net assets, beginning of year                          5,050,059,770          8,742,512,310
                                                        --------------        ---------------
  Net assets, end of year                               $5,047,435,111        $ 5,050,059,770
                                                        ==============        ===============


                                   * * * * * *

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

ASSETS HELD FOR INVESTMENT
SCHEDULE H, PART IV, LINE 4i OF FORM 5500
JUNE 30, 2001
------------------------------------------------------------------------------------------------------------------
IDENTITY OF ISSUE                         DESCRIPTION OF INVESTMENT                                   FAIR VALUE

SHORT-TERM INVESTMENTS:
  Citibank                           JP Morgan Liquified                                            $   52,143,037
  State Street Bank                  Diversified Trust Fund                                              2,526,468
                                                                                                    --------------
TOTAL  SHORT-TERM INVESTMENTS                                                                       $   54,669,505
                                                                                                    ==============

THE PROCTER & GAMBLE CO.             COMMON STOCK, NO PAR VALUE, 79,113,403 SHARES
                                       (cost basis, $1,909,679,898)                                 $5,047,435,111
                                                                                                    ==============
THE PROCTER & GAMBLE CO.             SERIES A ESOP CONVERTIBLE CLASS A
                                       PREFERRED STOCK, NO PAR VALUE, 54,219,605 SHARES             $3,459,210,799
                                                                                                    ==============
THE PROCTER & GAMBLE CO.             SERIES B ESOP CONVERTIBLE CLASS A
                                       PREFERRED STOCK, NO PAR VALUE, 36,604,836 SHARES             $2,335,388,537
                                                                                                    ==============
VARIOUS INSURANCE COMPANIES          Deferred Annuities                                             $      132,410
                                                                                                    ==============
JP MORGAN                            Money Market Fund                                              $  222,257,974
                                                                                                    ==============
MUTUAL FUNDS:
  JP Morgan                          Bond Fund                                                      $   65,646,742
  JP Morgan                          Pre-Mix A Fund                                                     11,062,617
  JP Morgan                          Pre-Mix B Fund                                                     90,337,810
  JP Morgan                          Pre-Mix C Fund                                                    118,483,904
  JP Morgan                          U.S. Large Company Stock Fund                                     107,872,718
  Merrill Lynch                      Government Series Bond Fund                                           141,708
  American Express                   Trust Income Fund                                                   2,676,525
                                                                                                    --------------
TOTAL MUTUAL FUNDS                                                                                  $  396,222,024
                                                                                                    ==============
LOANS TO PARTICIPANTS                Various participants, interest rates ranging
                                      from 6.5% to 11% maturities ranging from
                                      July 2001 through December 2009                               $   48,345,681
                                                                                                    ==============

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

REPORTABLE TRANSACTIONS
SCHEDULE H, PART IV, LINE 4j OF FORM 5500
FOR THE YEAR ENDED JUNE 30, 2001
                                                                                                 COST OF         GAIN ON
DESCRIPTION OF ASSET                         PURCHASES (A)                   SALES                SALES            SALE

SINGLE TRANSACTIONS -
  None

SERIES OF TRANSACTIONS (B) -
  The Procter & Gamble Company
    Common Stock                        $ 198,417,401   (351)     $ 583,401,534   (2,320)     $226,518,229     $356,883,305


NOTES:

(A) The market value of all assets acquired at the time of acquisition is equal to the purchase price.
(B) The numbers in parentheses represent the number of transactions.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                        The Procter & Gamble Profit Sharing
                                        Trust and Employee Stock Ownership Plan


Date:  December 18, 2001                /S/ THOMAS J. MESS
                                        ------------------------------------
                                        Thomas J. Mess
                                        Secretary, Trustees of The Procter
                                        & Gamble Profit Sharing Trust and
                                        Employee Stock Ownership Plan





                                 EXHIBIT INDEX

Exhibit No.                                                         Page No.

      23                 Consent of Deloitte & Touche